EXHIBIT 99.1
     Press Release dated September 16, 2005 announcing a bond offering being considered by parent company of its majority shareholder Troy GAC.

NEWS FOR INVESTORS
TIM HELLAS ANNOUNCES BOND OFFERING BEING CONSIDERED BY PARENT COMPANY OF ITS MAJORITY SHAREHOLDER TROY GAC
ATHENS, September 16, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced that Hellas Telecommunications II, the parent company of Troy GAC Telecommunications S.A., TIM Hellas’ majority shareholder, is considering an offering of €925 million senior secured floating rate notes due 2012 and €355 million senior notes due 2013. If the offering proceeds, the notes are expected to be denominated in a combination of Euros and U.S. Dollars.
If completed, the net proceeds from the offering are expected to be used (i) to repay all outstanding amounts drawn under certain short-term borrowing facilities, which were used to fund the acquisition of 80.87% of the shares of TIM Hellas Telecommunications S.A. by a consortium of private equity investment funds affiliated with, or advised and managed by Apax Partners and Texas Pacific Group and to repay TIM Hellas’ existing outstanding indebtedness, and (ii) to purchase the minority shares of TIM Hellas.
This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The notes referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.
Accordingly, the notes, if offered, may only be offered and sold within the United States under Rule 144A only to “qualified institutional buyers” and outside the United States in accordance with Regulation S under the Securities Act.
Stabilisation/FSA
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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585
ir@tim.com.gr www.tim.com.gr/en/ir.cfm
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TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.